UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549










                                    FORM 11-K





                                    (Mark One)

                   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 2002

                                         OR

                   [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from        to








                          AMERICAN ELECTRIC POWER SYSTEM
                              RETIREMENT SAVINGS PLAN
                             (Full title of the plan)









                        AMERICAN ELECTRIC POWER COMPANY, INC.
                       1 Riverside Plaza, Columbus, Ohio 43215
                       (Name of issuer of the securities held
                        pursuant to the plan and the address
                         of its principal executive office)

                AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS
                                                                          PAGE

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

INDEPENDENT AUDITORS' REPORT. . . . . . . . . . . . . . . . . . . . . . .     4

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits . . . . . . . . . . . .     5
  Statements of Changes in Net Assets Available for Benefits. . . . . . .     6
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . .  7-12

SUPPLEMENTAL SCHEDULE:
  Schedule of Assets (Held at End of Year) as of December 31, 2002. . . . 13-14

EXHIBITS:
  Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
  Consent of Independent Auditors . . . . . . . . . . . . . . . . . . . .    16
  Certification Pursuant to Section 1350 of Chapter 63 of Title 18
  of the United States Code . . . . . . . . . . . . . . . . . . . . . . .    17

                AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN



       SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Trusts Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.










               By:              /s/ J. Steven Kiser
                     --------------------------------------------------
                                      J. Steven Kiser, Secretary
                                Employee Benefit Trusts Committee

      Date:   June 25, 2003

         INDEPENDENT AUDITORS' REPORT

         American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 25, 2003



AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
--------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                       As of
                                                  December 31, 2002                As Of December 31,2001
                                                  -----------------   ------------------------------------------------------------
                                                                          Participant       Non-Participant
                                                                           Directed           Directed                Total
                                                  -----------------   -----------------   ------------------  --------------------
ASSETS:

  Investments:
   Group Annuity, Bank Investment and
       Other Fixed Income Contracts                 $  848,003,235      $  578,126,683         $       -           $  578,126,683
   American Electric Power Company, Inc. -
       Common Stock                                    478,716,705         375,886,712          103,093,336           478,980,048
   Registered Investment Company Funds                 763,651,665         702,992,316                                702,992,316
   Fidelity Institutional Cash Portfolio Fund           30,612,743          20,533,760            4,737,152            25,270,912
   Participant Loans                                    43,986,815          15,746,700                                 15,746,700
                                                  -----------------   -----------------   ------------------  --------------------

     Total Investments                               2,164,971,163       1,693,286,171          107,830,488         1,801,116,659

    Other Receivables                                    1,881,506                -                   17,695                17,695
                                                  -----------------   -----------------   ------------------  --------------------

NET ASSETS AVAILABLE FOR BENEFITS                   $2,166,852,669      $1,693,286,171         $107,848,183        $1,801,134,354
                                                  ================   =================   ==================  ====================


See notes to financial statements.

                                                                  5


AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
---------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                            Year Ended December 31, 2002                     Year Ended December 31, 2001
                                  -----------------------------------------------   ------------------------------------------------
                                   Participant           Non-Participant             Participant            Non-Participant
                                    Directed        Directed          Total            Directed        Directed          Total
                                  --------------  --------------  ---------------   ---------------  --------------  ---------------

NET INVESTMENT INCOME:
  Interest                       $   33,317,009   $        -      $   33,317,009    $   32,752,473    $       -      $   32,752,473
  Dividends                          34,843,399            -          34,843,399        22,561,653      13,732,926       36,294,579
  Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments                     (314,703,562)        849,510     (313,854,052)     (168,854,012)      5,355,746     (163,498,266)
                                 ---------------  --------------  ---------------   ---------------  --------------  ---------------
   Total Net Investment
     Income (Loss)                 (246,543,154)        849,510     (245,693,644)     (113,539,886)     19,088,672      (94,451,214)

INTERFUND TRANSFERS                    (165,961)        165,961             -              149,244        (149,244)            -

TRANSFERS FROM OTHER
 QUALIFIED PLANS                           -               -                -            2,907,877            -           2,907,877

CONTRIBUTIONS:
  Participants                      108,595,791            -         108,595,791        97,738,982            -          97,738,982
  Employer                           25,537,114       5,086,876       30,623,990        14,809,841      24,473,112       39,282,953
                                 ---------------  --------------  ---------------   ---------------  --------------  ---------------
     Total Contributions            134,132,905       5,086,876      139,219,781       112,548,823      24,473,112      137,021,935


DISTRIBUTIONS TO PARTICIPANTS      (129,971,864)     (1,758,865)    (131,730,729)     (101,266,539)    (36,051,347)    (137,317,886)
                                 ---------------  --------------  ---------------   ---------------  --------------  ---------------

TRANSFERRED IN FROM CSW PLAN        603,922,907            -         603,922,907              -               -                -

TRANSFER TO PARTICIPANT DIRECTED    112,191,665    (112,191,665)            -                 -               -                -

INCREASE (DECREASE) IN
  NET ASSETS                        473,566,498    (107,848,183)     365,718,315       (99,200,481)      7,361,193      (91,839,288)
                                 ---------------  --------------  ---------------   ---------------  --------------  ---------------

NET ASSETS AVAILABLE FOR
   BENEFITS BEGINNING OF
    YEAR                          1,693,286,171     107,848,183    1,801,134,354     1,792,486,652     100,486,990    1,892,973,642
                                 ---------------  --------------  ---------------   ---------------  --------------  ---------------

NET ASSETS AVAILABLE FOR
   BENEFITS END OF YEAR          $2,166,852,669   $        -      $2,166,852,669    $1,693,286,171    $107,848,183   $1,801,134,354
                                 ===============  ==============  ===============   ===============  ==============  ===============


 See notes to financial statements

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
------------------------------

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
----------------------------------------------

1.       PLAN DESCRIPTION

         The following description of the American Electric Power System Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

         The Plan became effective and commenced operations on January 1, 1978. Employees are eligible to become participants in the Plan on the first day of employment. Generally, eligible employees participating in the Plan may make contributions in 1% increments up to 20% of their salary. Effective August 1, 2002, AEP employees ages 50 and older were able to save an additional $1,000 in pre-tax dollars for 2002. The employers contribute to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contribution up to 6% of the participant's compensation for each payroll period, subject to certain limitations. All contributions are participant directed. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change contribution percentages, or move existing fund balances on a daily basis.

         Effective June 15, 2000, American Electric Power Company Inc. (the Company) entered into a merger with Central and South West Corporation
         (CSW). The merger agreement provided that the CSW qualified plans remain in effect until July 1, 2002. The Plan merged with the Central and South West Corporation Retirement Savings (CSW Plan) on December 31, 2002. All assets of the CSW Plan were transferred to the Plan on this date.

         Effective January 1, 2002, the AEP Stock Fund, a Plan investment option, was converted to an Employee Stock Ownership Plan (ESOP). As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvesting in the fund. The dividend payouts are made each December and are treated as normal income for tax purposes. The 10 percent early withdrawal penalty for individuals under age 59 1/2 does not apply.

         American Electric Power Service Corporation is the Plan Administrator (Plan Administrator). Fidelity Management Trust Company (Fidelity) is the Trustee for all funds except the Fixed Income Fund, and is the Recordkeeper for the entire Plan. Key Trust Company of Ohio, N.A. (Key Trust) is Trustee for the Fixed Income Fund. Effective December 31, 2002, Fidelity replaced Key Trust as trustee for the Managed Income Fund (formerly Fixed Income Fund).

         Effective March 1, 2002, participants of any age may direct the investment of a portion or all of the value of the existing employer contributions in the AEP Stock Fund. Also, the employer contributions will be allocated according to the employee's other contribution investment elections. During 2002, participants could direct the investment of their contributions to any combination of the following funds:

                  The Fixed Income Fund, the objective of which is to invest in contracts with various insurance and financial institutions at varying annual interest rates, maturing over periods approximating five years or less and temporary investments in the Employee Benefits Money Market Fund and the Fidelity Institutional Cash Portfolio.

                  The AEP Stock Fund, the objective of which is to invest in American Electric Power Company, Inc. (AEP) common stock and temporary investments in the Fidelity Institutional Cash Portfolio Money Market Fund.

                  The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

                  The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

                  The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

                  The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

                  The Fidelity Equity Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 index and normally invests at least 80% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

                  The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 80% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

                  The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

                  The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

                  The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

                  The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

                  The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

                  The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

                  The Fidelity Spartan U.S. Equity Index Portfolio, the objective of which is to invest in a group of common stocks. The prospectus for the Spartan U.S. Equity Index portfolio indicates that the Spartan U.S. Equity Index Portfolio is a growth and income fund which is designed to approximate the composition and total return of the S&P 500. The fund was terminated as an investment option in 2002.

                  The Fidelity U.S. Equity Index Commingled Pool, the objective of which is to invest 90% of the pools assets in securities of companies which compose the S&P 500 Stock Price Index.

         Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their contribution elections coinciding with company payroll periods. Excluding their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship as defined by the Plan or severance of employment.

         Participants may borrow from their savings plan accounts, a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from six months to 54 months, or any monthly increment in-between. The loan period cannot extend beyond the date that the participant reaches age 70-1/2. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Eastern edition of the Wall Street Journal, in effect as of the first business day of the calendar quarter in which the loan is taken. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book.

2.       ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting.

         Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee. The Fixed Income Fund contracts are valued at book value which is equal to cost plus interest, as the contracts are fully benefit responsive.

         Dividends and interest income are recorded as earned. These amounts are reinvested by the Trustees in the same funds which generated such income, with the exception of the AEP Stock Fund which pays out or reinvests dividends at the participants' discretion. Investment management fees are accounted for as a reduction in net investment income. All other Plan administration expenses are paid by the employer with the exception of per transaction charges for withdrawals and "minimum required distributions" which are borne by the participants.

         Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan for the years ended December 31, 2002 and 2001.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.       INVESTMENT CONTRACT VALUATION

         The Plan has a fixed income fund with Key Trust as Trustee, which invests primarily in fully benefit responsive investment contracts. Key Trust maintains the assets in a custodian account. Effective December 31, 2002, Fidelity replaced Key Trust as trustee for the Managed Income Fund (formerly Fixed Income Fund). There are no reserves against contract value for credit risk of the contract issuer or otherwise. The account is credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 7.53% to 2.21% for both 2002 and 2001). The average yield was 4.61% and 5.82% for fiscal years ending December 31, 2002 and 2001, respectively. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals.

4.       INVESTMENTS EXCEEDING 5% OF THE PLAN NET ASSETS

         Investments exceeding five percent of net assets were:

                                                            Fair Value
                                                   ---------------------------
                                                           December 31,
                                                       2002           2001
                                                   ------------   ------------

   AEP Common Stock - Participant Directed . . .   $478,716,705   $375,886,712

   Fidelity Blue Chip Growth Fund. . . . . . . .   $208,225,489   $186,856,235

      Fidelity US Equity Index Pool . . . . . . . .$163,332,010           -

      Fidelity Managed Income Portfolio II. . . . .$212,009,396           -

      AEP Common Stock - Non-Participant Directed .$       -      $103,093,336

      Fidelity Spartan U.S. Equity Index Portfolio.$       -      $227,166,030

      Fidelity OTC Portfolio. . . . . . . . . . . .$       -      $124,351,349




5.       NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

         During 2002 and 2001, the Plan's investments (including investments bought, sold as well as held during the year) depreciated in value by $(313,854,052) and $(163,498,266), respectively, as follows:

                                                         December 31,
                                                     2002           2001
                                                 ------------   ------------

 Investments at Fair Value:
   American Electric Power Company, Inc. -
     Common Stock. . . . . . . . . . . . . . .  $(156,578,770) $ (31,587,409)

 Investments at Estimated Fair Value:
   Registered Investment Companies and
     Group Annuity, Bank Investment and
     Other Fixed Income Contracts. . . . . . .   (157,275,282)  (131,910,857)
                                                -------------  -------------

       Total . . . . . . . . . . . . . . . . .  $(313,854,052) $(163,498,266)
                                                =============  =============

6.       FEDERAL INCOME TAX

         The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Code; therefore, the Plan is exempt from federal income tax pursuant to Section 501(a) of the Code.

         The Plan obtained its latest determination letter on November 13, 1997, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and employer contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed.

7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

8.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.       LEGAL ISSUES

         In the fourth quarter of 2002 and the first quarter of 2003, three lawsuits were filed on behalf of the Plan against American Electric Power Company, Inc. (AEP), certain AEP executives, and AEP's Employee Retirement Income Security Act (ERISA) Plan Administrator alleging violations of ERISA in the selection of AEP stock as an investment alternative, breach of fiduciary duties and breach of contract and in the allocation of assets to AEP Stock. The ERISA actions are pending in federal District Court, Columbus, Ohio. The actions are in the initial pleading stage. AEP intends to vigorously defend against these actions.



AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
----------------------------------------------------------------------------------------

ASSETS HELD AS OF DECEMBER 31, 2002
                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
THE FIXED INCOME FUND:
  Fixed Income Contract -
   AIG Life Insurance Company
   7.53% effective annual yield to
   July 31, 2003. . . . . . . . . . . .                      $ 24,728,637    $ 24,728,637
  Fixed Income Contract -
   Fidelity Managed Income Portfolio II
   variable annual yield with an
   indeterminate maturity date. . . . .                       212,009,396     212,009,396
  Group Annuity Contract -
   Key Bank EPL
   Variable annual yield with an
   indeterminate maturity date. . . . .                        30,031,551      30,031,551
  Group Annuity Contract -
   Metropolitan Life Inc. Company
   4.58% effective annual yield to
   April 30, 2003 . . . . . . . . . . .                        63,848,718      63,848,718
  Group Annuity Contract -
   Monumental Life Insurance Company
   5.65% effective annual yield to
   January 30, 2004 . . . . . . . . . .                        16,219,286      16,219,286
  Group Annuity Contract -
   National Westminster Bank
   2.21% effective annual yield to
   October 31, 2005 . . . . . . . . . .                        24,956,496      24,956,496
  Group Annuity Contract -
   New York Life Insurance Company
   5.83% effective annual yield to
   January 31, 2003 . . . . . . . . . .                        15,462,103      15,462,103
  Group Annuity Contract -
   New York Life Insurance Company
   5.44% effective annual yield to
   April 29, 2005  . . . . . . . . . . .                       16,173,464      16,173,464
  Fixed Income Contract -
   Norwest Bank Minnesota
   variable annual yield with an
   indeterminate maturity date. . . . .                        50,850,206      50,850,206
  Group Annuity Contract -
   Principle Mutual Life
   6.00% effective annual yield to
   October 31, 2003 . . . . . . . . . .                        44,928,482      44,928,482
  Group Annuity Contract -
   Protective Life Insurance Company
   6.39% effective annual yield to
   April 30, 2004 . . . . . . . . . . .                        11,259,443      11,259,443
  Group Annuity Contract -
   Prudential Insurance Company America
   6.00% effective annual yield to
   indeterminate maturity date. . . . .                        11,178,747      11,178,747
  Group Annuity Contract -
   Rabobank Nederland
   variable annual yield with an
   indeterminate maturity date. . . . .                        63,305,201      63,305,201
  Group Annuity Contract -
   Rabobank Nederland
   variable annual yield with an
   indeterminate maturity date. . . . .                        63,301,745      63,301,745



AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
----------------------------------------------------------------------------------------

ASSETS HELD AS OF DECEMBER 31, 2002 (Continued)
                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
THE FIXED INCOME FUND (Continued)

Group Annuity Contract -
   Security Life of Denver
   Insurance Company
   6.60% effective annual yield to
   August 3, 2004 . . . . . . . . . . .                         31,095,299      31,095,299
  Group Annuity Contract -
   Security Life of Denver
   Insurance Company
   5.25% effective annual yield to
   May 1, 2006. . . . . . . . . . . . .                         20,786,084      20,786,084
  Group Annuity Contract -
   State Street Bank & Trust Company
   6.60% effective annual yield to
   indeterminate maturity date. . . . .                         55,184,895      55,184,895
  Group Annuity Contract -
   Transamerica Life & Annuity
   variable annual yield with an
   indeterminate maturity date. . . . .                         61,427,432      61,427,432
  Group Annuity Contract -
   Travelers Insurance Co.
   4.67% effective annual yield to
   indeterminate maturity date. . . . .                         31,256,050      31,256,050
                                                            --------------  --------------
  Subtotal. . . . . . . . . . . . . . .                        848,003,235     848,003,235
  Fidelity Institutional Cash
   Portfolio Fund . . . . . . . . . . .  28,862,251 Units       28,862,251      28,862,251
                                                            --------------  --------------
    TOTAL - THE FIXED INCOME FUND . . .                     $  876,865,486  $  876,865,486
                                                            --------------  --------------

THE AEP STOCK FUND:
  American Electric Power Company, Inc.
   Common Stock $6.50 par value . . . .  12,370,951 Shares  $  478,716,705 $   561,925,665
  Fidelity Institutional
   Cash Portfolio Fund . . . . . . . .    1,750,492 Units        1,750,492       1,750,492
                                                            --------------  --------------
    TOTAL - THE AEP STOCK FUND. . . . .                     $  480,467,197  $  563,676,157
                                                            --------------  --------------

REGISTERED INVESTMENT COMPANY:
 The Fidelity Blue Chip Growth Fund . .   6,519,270 Units   $  208,225,489  $  245,513,588
 The Fidelity Equity Income Fund. . . .   2,033,460 Units       80,667,359      83,042,985
 The Fidelity Freedom 2000 Fund . . . .     597,456 Units        6,577,986       7,117,959
 The Fidelity Freedom 2010 Fund . . . .   1,843,548 Units       21,090,187      25,360,685
 The Fidelity Freedom 2020 Fund . . . .   1,850,659 Units       19,691,012      26,057,824
 The Fidelity Freedom 2030 Fund . . . .     510,381 Units        5,226,305       6,509,772
 The Fidelity Freedom 2040 Fund . . . .     101,343 Units          593,872         682,459
 The Fidelity Freedom Income Fund . . .   1,019,508 Units       10,806,784      11,274,815
 The Fidelity Low-Priced Stock Fund . .   2,275,612 Units       57,277,157      59,792,678
 The Fidelity OTC Portfolio . . . . . .   3,998,483 Units       95,603,737     158,660,055
 The Fidelity Overseas Fund . . . . . .   1,089,668 Units       23,972,707      34,454,475
 The Fidelity Puritan Fund. . . . . . .   4,470,362 Units       70,587,021      76,919,779
 The Fidelity U.S. Equity Index Pool. .   6,217,435 Units      163,332,010     163,331,952
 Fidelity Retire MMKT . . . . . . . . .          30 Units               39              39
                                                            --------------  --------------
    TOTAL - REGISTERED INVESTMENT COMPANY                   $  763,651,665  $  898,719,065
                                                            --------------  --------------

PARTICIPANT LOANS (interest rate ranging from 7.00%
  through 10.5% maturing through June 2006)                 $   43,986,815  $   43,986,815
                                                            --------------  --------------

TOTAL INVESTMENTS . . . . . . . . . . .                     $2,164,971,163  $2,383,247,523
                                                            ==============  ==============

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
-----------------------


EXHIBIT INDEX
-------------

Exhibit No.                                Description

   23                         Consent of Deloitte & Touche LLP

   99A                        Certification Pursuant to Section 1350 of
                               Chapter 63 of Title 18 of the United States Code

                                                                  EXHIBIT 23
AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
------------------------------

CONSENT OF INDEPENDENT AUDITORS
-------------------------------

         American Electric Power Company, Inc.:


         We consent to the incorporation by reference in Post-Effective Amendment No. 3 to Registration Statement No. 33-1052 of American Electric Power System Retirement Savings Plan (formerly the American Electric Power System Employees Saving Plan) on Form S-8 of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2002.







         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 30, 2003

                                                                 EXHIBIT 99A

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN


This Certification is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This Certification shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise stated in such filing.


             Certification Pursuant to Section 1350 of Chapter 63
                    of Title 18 of the United States Code


I, J. Steven Kiser, the secretary of the Employee Benefits Trust Committee of American Electric Power Service Corporation, certify that (i) the Annual Report of the American Electric Power System Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




/s/ J. Steven Kiser
-------------------
J. Steven Kiser
June 30, 2003


A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.